SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

(Amendment No. 14 )
CONTINUCARE CORPORATION
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
212172100
(CUSIP Number)
Steven D. Rubin
4400 Biscayne Blvd.
Miami, Florida 33137
(305) 575-6015
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 26, 2010
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	212172100	SCHEDULE 13D	Page	2	of	6

1.	NAMES OF REPORTING PERSONS Phillip Frost, M.D.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7.	SOLE VOTING POWER

NUMBER OF		540,000

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		25,590,917(1)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		540,000

WITH	10.	SHARED DISPOSITIVE POWER

25,590,917(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,130,917(1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

43.5%

14.	TYPE OF REPORTING PERSON

IN
(1) Includes 24,771,604 shares of Common Stock held by Frost Gamma Investments Trust, of which the Reporting Person is the trustee, and also includes 819,313 shares of Common Stock held by Frost Nevada Investments Trust, of which the Reporting Person is the trustee.

CUSIP No.	212172100	SCHEDULE 13D	Page	3	of	6

1.	NAMES OF REPORTING PERSONS FROST GAMMA INVESTMENTS TRUST

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

	WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Florida

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		24,771,604

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		24,771,604

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	24,771,604

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	41.3%

14.	TYPE OF REPORTING PERSON

	00

CUSIP No.	212172100	SCHEDULE 13D	Page	4	of	6

1.	NAMES OF REPORTING PERSONS FROST NEVADA INVESTMENTS TRUST

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Florida

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		819,313

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		819,313

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	819,313

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.4%

14.	TYPE OF REPORTING PERSON

	00

CUSIP No.	212172100	SCHEDULE 13D	Page	5	of	6
Item 1. Security and Issuer.
     This is Amendment No. 14 to the original Schedule 13D previously filed by Phillip Frost, M.D., Frost Gamma Investments Trust (the “Gamma Trust”) and Frost Nevada Investments Trust (the “Nevada Trust”) (collectively, referred to as the “Reporting Persons”), with respect to ownership of the Common Stock, par value $0.0001 per share, of Continucare Corporation, a Florida corporation (the “Issuer”). The principal executive offices of the Issuer are located at 7200 Corporate Center Drive, Suite 600, Miami, Florida 33126. This Amendment No. 14 is being filed as a result of repurchases by the Issuer, which result in an increase in the percentage of shares of the Issuer’s Common Stock held by the Reporting Persons.
Item 5. Interest in Securities of the Issuer.
     Item 5 is amended in its entirety and restated as follows:

Name	Amount of Shares Beneficially Owned		Percentage Class (1)
Phillip Frost, M.D.	26,130,917	(2)	43.5%
Frost Gamma Investments Trust	24,771,604	(3)	41.3%
Frost Nevada Investments Trust	819,313	(4)	1.4%

(1)	Based on 59,958,549 shares of the Issuer’s Common Stock outstanding as of January 26, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended December 31, 2009, and assumes the conversion by Dr. Frost of 140,000 stock options to purchase shares of the Issuer’s Common Stock currently exercisable or which may become exercisable in the next sixty days.

(2)	Includes 24,771,604 shares of the Issuer’s Common Stock held by Frost Gamma Investments Trust and 819,313 shares of the Issuer’s Common Stock held by Frost Nevada Investments Trust. See footnotes 3 and 4 below for a description of Dr. Frost’s relationship with Frost Gamma Investments Trust and Frost Nevada Investments Trust.

(3)	These securities are held by the Gamma Trust, of which Dr. Frost is the trustee and Frost Gamma Limited Partnership is the sole and exclusive beneficiary. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

(4)	These securities are held by the Nevada Trust, of which Dr. Frost is the trustee and Frost-Nevada Limited Partnership is the sole and exclusive beneficiary. Dr. Frost is one of five limited partners of Frost-Nevada Limited Partnership and the sole shareholder of Frost-Nevada Corporation, the sole general partner of Frost-Nevada Limited Partnership.
     On February 9, 2010, the Issuer awarded the Gamma Trust 25,000 options to purchase shares of Common Stock of the Issuer, exercisable immediately and expiring on February 9, 2020. The exercise price for each share is $4.06.
     Except as described herein or in the Original Schedule 13D, none of the Reporting Persons has engaged in any transaction involving any of the securities of the Issuer during the past sixty days.
Item 7. Material to be Filed as Exhibits.
     1. Joint Filing Agreement

CUSIP No.	212172100	SCHEDULE 13D	Page	6	of	6
Signatures
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2010	/s/ Phillip Frost, M.D.
Phillip Frost, M.D.

Dated: February 23, 2010	FROST NEVADA INVESTMENTS TRUST
/s/ Phillip Frost, M.D.
Phillip Frost, M.D., Trustee

Dated: February 23, 2010	FROST GAMMA INVESTMENTS TRUST
/s/ Phillip Frost, M.D.
Phillip Frost, M.D., Trustee